UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A-1


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                         MAKO MARINE INTERNATIONAL, INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   560878 10 0
                                 (CUSIP Number)

                                KENNETH BURROUGHS
                              TRACKER MARINE, L.P.
                              1915-C SOUTH CAMPBELL
                           SPRINGFIELD, MISSOURI 65809
                                 (417) 882-4444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    Copy to:
                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                          101 SOUTH HANLEY, SUITE 1600
                              ST. LOUIS, MO 63105
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                                Page 1 of 6 Pages

                                  SCHEDULE 13D


1.   NAME OF REPORTING PERSON
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tracker Marine, L.P.
     43-1686170

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)      |_|
                                                                 (b)      |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Missouri

NUMBER OF                        7.       SOLE VOTING POWER
SHARES                                    0
BENEFICIALLY
OWNED BY                         8.       SHARED VOTING POWER
EACH                                      0
REPORTING
PERSON                           9.       SOLE DISPOSITIVE POWER
WITH                                      0

                                 10.      SHARED DISPOSITIVE POWER
                                          0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,330,000 shares of Common Stock.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) APPROXIMATELY 81.0%. Based upon 9,055,000 shares of Mako Common Stock outstanding (including the 6,400,000 to be issued upon consummation of the transactions described in Item 3 hereof) as of December 4, 1996, as reported by the Issuer, calculated pursuant to Rule 13d-3(d)(1).

14.  TYPE OF REPORTING PERSON
     PN

                                Page 2 of 6 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

          Pursuant to the Stock Purchase Agreement dated as of December 4, 1996 by and between Tracker and Mako (the "Mako Stock Purchase Agreement"), Tracker agreed to purchase from Mako 6.4 million authorized but unissued shares of Mako Common Stock (the "Mako Shares"), at an aggregate purchase price consisting of $4,140,000 in cash together with certain assets of Tracker constituting Tracker's saltwater boat business. Consummation of the transaction contemplated by the Mako Stock Purchase Agreement is subject to certain conditions, including: (a) expiration or termination of all waiting periods applicable to the consummation of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which condition has been satisfied); (b) consummation of Tracker's acquisition of the "CAVC Shares" (defined below); and
(c) satisfaction of certain other conditions. Upon consummation of its acquisition of the Mako Shares, Tracker will have the right to designate five out of the seven directors to constitute the Board of Directors of Mako. The directors of Mako following such acquisition will be Douglas W. Baena, Bruce S. Foerster, Joseph J. Messina, Kenneth Burroughs, Joe C. Greene, Susie Henry and Larry Mueller. Reference is made to the Information Statement filed by Mako with the Securities and Exchange Commission pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, for additional information related to, among other things, the aforementioned directors.

          The Mako Stock Purchase Agreement also provides, among other things, that during the period beginning on the closing date and ending ninety (90) business days following the exercise, redemption or expiration date (e.g., August 23, 2000) of Mako's publicly traded warrants, Mako will issue to Tracker: an additional 1,800,000 shares of Mako Common Stock if the market price of Mako Common Stock is $5.00 or more during a period of ten consecutive trading days; an additional 1,800,000 shares, if the market price of the Mako Common Stock is $6.00 or more during a period of ten consecutive trading days; and an additional 3,629,900 shares if the market price of the Mako Common Stock is $7.00 or more during a period of ten consecutive trading days. The shares referred to in the previous sentence are referred to herein as the "Contingent Stock." The Mako Stock Purchase Agreement further provides for the grant by Mako to Tracker of an option (the "Anti- Dilution Option") to acquire additional shares of Mako Common Stock at $1.50 per share. Such option is exercisable from time to time upon the exercise of any currently outstanding options and warrants to purchase Mako Common Stock (the "Derivative Securities"), to the extent necessary to maintain an 80 percent equity interest in Mako, based upon the sum of the number of shares of Mako Common Stock outstanding immediately following the closing of Tracker's purchase of the Mako Shares and the number of shares of Mako Common Stock issued pursuant to the exercise of the Derivative Securities. Derivative Securities to purchase an aggregate of 3,622,900 shares of Mako Common Stock are currently outstanding. The Mako Stock Purchase Agreement further contemplates that following the consummation of the transactions, Mako's Articles of

                                Page 3 of 6 Pages

Incorporation will be amended to increase the number of shares of authorized Mako Common Stock so that there is at least a sufficient number of shares available for issuance (a) upon exercise of the Derivative Securities, (b) to meet Mako's requirement to issue shares of Contingent Stock, and (c) upon exercise of the Anti-Dilution Option.

          Pursuant to the Stock  Purchase  Agreement  (the "CAVC Stock  Purchase
Agreement"), dated as of December 4, 1996, by and between Tracker and CreditAmerica Venture Capital, Inc., a Florida corporation ("CAVC"), Tracker agreed to purchase from CAVC, under certain circumstances, 930,000 shares of Mako Common Stock owned by CAVC (the "CAVC Shares"), at an aggregate purchase price, payable in cash, of $1,860,000. In connection therewith, Tracker has agreed to indemnify Mako's officers and directors and CAVC, and its officers, directors and controlling persons against certain matters in respect of the sale of the CAVC Shares.

          Consummation of the transactions contemplated by the Mako Stock Purchase Agreement and the CAVC Stock Purchase Agreement would require in the aggregate cash in the amount of $5,960,000. The cash required to fund Tracker's acquisition of the Mako Shares and the CAVC Shares be provided from internally generated funds.

          A copy of the Mako Stock Purchase Agreement is included as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Mako Stock Purchase Agreement is qualified in its entirety by reference to such exhibit. A copy of the CAVC Stock Purchase Agreement is included as Exhibit 2.2 to the Schedule 13D and is incorporated herein by this reference. The foregoing description of the CAVC Stock Purchase Agreement is qualified in its entirety by reference to such exhibit.

          The transactions provided for under the Mako Stock Purchase Agreement and the CAVC Stock Purchase Agreement were consummated on January 16, 1997, whereupon Tracker acquired the CAVC Shares and immediately thereafter, the Mako Shares, for a total of 7,330,000 shares of Mako Common Stock. Such shares acquired by Tracker represent approximately eighty-one percent (81%) of the currently outstanding Mako Common Stock.

Item 5.  Interest in Securities of Issuer.
-------  ---------------------------------

          With its acquisition of the CAVC Shares and the Mako Shares described in Item 3 above, Tracker has sole voting power and sole dispositive power with respect to 7,330,000 shares of Mako Common Stock.

          The foregoing description of certain terms of the Mako Stock Purchase Agreement and the CAVC Stock Purchase Agreement is qualified in its entirety by reference to the Mako Stock Purchase Agreement which is filed as Exhibit 2.1 hereto and which is incorporated herein by this reference, by reference to the CAVC Stock Purchase Agreement which is filed as Exhibit 2.2 hereto and which is

                                Page 4 of 6 Pages
incorporated herein by this reference, and by reference to the Letter Agreement dated January 16, 1997 amending the CAVC Stock Purchase Agreement and the Mako Stock Purchase Agreement, which is filed as Exhibit 2.3 hereto and which is incorporated herein by this reference.

          To the best of Tracker's knowledge, neither JLM nor any executive officer or director of JLM beneficially owns any shares of Mako Common Stock, nor have any transactions in Mako Common Stock been effected during the past 60 days by Tracker or, to the best of Tracker's knowledge, by JLM or any executive officer or director of JLM. In addition, no other person is known by Tracker to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D, as amended.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1   --   Mako Stock Purchase Agreement (including the
                   form of Anti-Dilution Option attached as Exhibit thereto).

Exhibit 2.2   --   CAVC Stock Purchase Agreement.

Exhibit 2.3   --   Letter Agreement dated January 16, 1997.

                                Page 5 of 6 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TRACKER MARINE, L.P.

                      By:      JLM Management Company,
                               its General Partner



                      By:      /s/ Kenneth Burroughs
                      Name:    Kenneth Burroughs
                      Title:   President

Dated: January 21, 1997



                                Page 6 of 6 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit             Description
-------             -----------

2.1                 Stock Purchase Agreement, dated
                    December 4, 1996, by and between
                    Tracker Marine, L.P. and Mako Marine
                    International, Inc. (including the
                    form of Anti-Dilution Option
                    attached as Exhibit A thereto).

2.2                 Stock Purchase Agreement, dated
                    December 4, 1996, by and between
                    Tracker Marine, L.P. and Credit
                    America Venture Capital, Inc.

2.3                 Letter Agreement, dated January 16,
                    1997, amending the Mako Stock
                    Purchase Agreement and the CAVC
                    Stock Purchase Agreement.